SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
(AMENDMENT NO. 7)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.
(Name of Subject Company (Issuer))

Rx Acquisition Corporation
a wholly owned subsidiary of
ICN Pharmaceuticals, Inc.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

762537108
(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,440,000	$13,545.90

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. As of May 12, 2003, there were 150,000,000 shares of common stock of the Company outstanding, of which 120,100,000 shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,000 shares of common stock of the Company.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	13,545.90	Filing Party:	ICN Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	June 10, 2003

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 11. Additional Information.
SIGNATURES

     This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), relating to the Offer (as defined below) to purchase all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 11. Additional Information.

     Section (a)(1) of Item 11 is amended and supplemented as follows: On June 30, 2003, the Delaware Court of Chancery (the “Court”) held a scheduling conference to consider ICN’s motion for expedited proceedings, including (i) ICN’s request that the Court schedule a motion for a temporary restraining order to prevent the distribution of the Rights pursuant to the Company’s Rights Plan, and (ii) ICN’s request that the Court schedule a motion for a preliminary injunction against the enforcement of the Rights Plan. After hearing from the parties’ counsel, the Court scheduled September 3, 2003 as the date for a hearing concerning ICN’s motion for a preliminary injunction against the enforcement of the Rights Plan and stated that the Court would consider the issues raised by ICN’s motion for a temporary restraining order at the same time. On July 2, 2003, ICN and the Company agreed that (i) ICN would not seek to change the date of the preliminary injunction hearing scheduled for September 3, 2003, and (ii) the Company agreed to amend the definition of “Distribution Date” in its Rights Plan so that subsection (ii) of such definition would not apply to the Offer.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

By:	/s/	Bary G. Bailey

	Name:	Bary G. Bailey
	Title:	Vice President and Treasurer

ICN PHARMACEUTICALS, INC.

By:	/s/	Robert W. O’Leary

	Name:	Robert W. O’Leary
	Title:	Chairman and Chief Executive Officer

Date: July 2, 2003